State of California

Secretary of State

CERTIFICATE OF QUALIFICATION

I, ALEX PADILLA, Secretary of State of the State of California, hereby certify that on the 13th day of July 2015, SPRINTER FOOTBALL CLUB, INC., a corporation organized and existing under the laws of Nevada, complied with the requirements of California law in effect on that date for the purpose of qualifying to transact intrastate business in the State of California, and that as of said date said corporation became and now is qualified and authorized to transact intrastate business in the State of California, subject however, to any licensing requirements otherwise imposed by the laws of this State.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of July 20, 2015.

/s/ Alex Padilla ALEX PADILLA Secretary of State